1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ +1 212 698 3525 Direct +1 212 698 0452 Fax

November 9, 2015

Elisabeth Bentzinger, Esq.

Staff Attorney

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Ramius Archview Credit and Distressed Fund
File Nos. 333-204148 and 811-23056
Ramius Archview Credit and Distressed Feeder Fund
File Nos. 333-204740 and 811-23065

Dear Ms. Bentzinger:

On behalf of Ramius Archview Credit and Distressed Fund (the “Master Fund”) and Ramius Archview Credit and Distressed Feeder Fund (the “Feeder Fund” and, together with the Master Fund, the “Funds”), each a closed-end management investment company, electronically transmitted for filing is Pre-Effective Amendment No. 4 to the Master Fund’s registration statement on Form N-2 and Pre-Effective Amendment No. 3 to the Feeder Fund’s registration statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”). The purpose of this filing is to complete certain outstanding items in the registration statements and to respond to comments you provided telephonically to Richard Horowitz and Matthew Kerfoot of Dechert LLP on November 2, 2015 with respect to the Master Fund’s Pre-Effective Amendment No. 3 filed on Form N-2 and the Feeder Fund’s Pre-Effective Amendment No. 2 filed on Form N-2 on October 23, 2015. The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the registration statements on their behalf.

On behalf of the Funds, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested. Capitalized terms have the meanings attributed to such terms in the pre-effective amendments.

Elisabeth Bentzinger, Esq.
November 9, 2015

PROSPECTUS

Comment 1.     On page 26 of the Feeder Fund’s prospectus, please revise the Total Annual Fund Expenses to accurately reflect these expenses.

Response 1.     The prospectus has been revised accordingly.

Comment 2.     On page 26 of the Feeder Fund’s prospectus, please conform the lead-in language to the example table to that contained in the Master Fund’s prospectus.

Response 2.     The prospectus has been revised accordingly.

Comment 3.     In each Fund’s prospectus, please revise the numbers in the example table showing the fees and expenses an investor would pay to the nearest dollar amount.

Response 3.     The prospectuses have been revised accordingly.

Comment 4.     In each Fund’s prospectus, please supplementally confirm that the numbers in the example table showing the fees and expenses an investor would pay are accurate.

Response 4.     The prospectuses have been revised accordingly.

Comment 5.     In each Fund’s prospectus, please supplementally explain how offering costs are reflected in the numbers in the fee table.

Response 5.     In the Master Fund’s prospectus, offering costs are included within the Other Expenses line item in the fee table. In the Feeder Fund’s prospectus, both (i) the offering costs of the Feeder Fund and (ii) the portion of the Master Fund’s offering costs expected to be borne by the Master Fund are included within the Other Expenses line item.

Comment 6.     On page 24 of the Master Fund’s prospectus with respect to the second footnote, please supplementally confirm that if the assumptions used to project the anticipated annual proceeds for the Fund’s first fiscal year materially change, then the Fund will sticker the prospectus accordingly.

Response 6.     We hereby confirm that if such assumptions materially change, then the Fund will supplement its prospectus.

Elisabeth Bentzinger, Esq.
November 9, 2015

Comment 7.     On page 25 of the Master Fund’s prospectus in the fourth footnote, please revise the disclosure of estimated interest payments the Fund expects to incur to reflect that such interest is in connection with short sales.

Response 7.     The prospectus has been revised accordingly.

Comment 8.     Per Item 9.1.e of Form N-2, please disclose the Funds’ dividend paying agent.

Response 8.     The prospectuses have been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 9.     On page 3 of each Fund’s statement of additional information, please remove the list of scenarios in which mandatory redemptions may occur and instead disclose that the Funds may mandatorily redeem shares of investors in compliance with Rule 23c-2 under the 1940 Act.

Response 9.     The statements of additional information have been revised accordingly.

*        *        *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525. Thank you.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz

cc:        Matthew Kerfoot